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                                             July 24, 2009

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Amanda Ravitz, Branch Chief - Legal

Re:     Top Ships Inc.
Registration Statement on Form F-3
Filed July 1, 2009
File No. 333-160412

Dear Ms. Ravitz:

Top Ships Inc. (the "Company") filed its registration statement, including exhibits thereto, on Form F-3 (the "Registration Statement"), with the Securities and Exchange Commission (the "SEC") on July 1, 2009.  By letter dated July 23, 2009 (the "Comment Letter"), the staff of the SEC (the "Staff") provided comments to the Registration Statement.

This letter responds to the Staff's comments set forth in the Comment Letter, the relevant text of which is reproduced below in bold.

Plan of Distribution, page 16

1.	We note that YA Global is identified as an underwriter on page 16. Please revise the prospectus cover page to identify YA Global as an underwriter.

Securities and Exchange Commission
July 24, 2009

We have filed an Amendment No. 1 to the Registration Statement on Form F-3/A today, July 24, 2009, with a revised prospectus cover page which identifies YA Global as an underwriter.

2.
We note that YA Global is identified as the selling shareholder on page 14. However; we also note the disclosure on page 16 that other selling shareholders may be identifies as underwriters. Please clarify whether there are any additional selling shareholders.

There are no additional selling shareholders and we have amended the language in the sections titled "Selling Shareholder" and "Plan of Distribution" and throughout the Amendment No.1 to the F-3 accordingly.

In addition, we have made the following changes: (i) added preferred share purchase rights in the bolded heading on the prospectus cover page; (ii) revised the F-3 to delete, in the section entitled "Risk Factors", the risk factor entitled "Investors may experience significant dilution as a result of this offering and future offerings." because this risk factor more appropriately belongs in a prospectus supplement; (iii) made updates due to the passage of time including the sections entitled "Recent Developments" and "Price Range of Common Stock;" and (iv) made other typographical or minor corrections.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Sri Katragadda at (212) 574-1675. We will provide a marked copy of our changes to the Staff via email.

Very truly yours, SEWARD & KISSEL LLP

By: /s/ Gary J. Wolfe
Gary J. Wolfe

cc:  J. Nolan McWilliams, Esq.